UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                 )*

THE KEITH COMPANIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

487539 10 8

(CUSIP Number)

Jeffrey S. Lloyd
Vice President, Secretary and General Counsel
Stantec Inc.
112 Street, Edmonton, Canada T5K 2L6

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 487539 10 8			Page 2 of 9

1.	Name of Reporting Person: STANTEC INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: CANADA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,366,217 SHARES

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,366,217 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.2%

14.	Type of Reporting Person (See Instructions): CO

Page 2 of 8 Pages

Item 1. Security and Issuer.

     This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Shares”), of The Keith Companies, Inc., a California corporation (the “Issuer”). The Issuer’s principal executive offices are located at 19 Technology Drive, Irvine, CA 92618.

Item 2. Identity and Background.

     (a) Stantec Inc. (“Reporting Person”) is a Canadian corporation.

     (b) The address of the principal office of the Reporting Person is 10160 – 112 Street, Edmonton, Canada T5K 2L6.

     (c) The Reporting Person is a holding company. The principal business activities of the Reporting Person’s operating subsidiaries are providing professional design and consulting services in planning, engineering, architecture, surveying, and project management.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) residence or address of principal employment, (c) present principal occupation or employment and (d) citizenship, of each executive officer and director of the Reporting Person.

     During the last five years, to the best of the Reporting Person’s knowledge, none of the persons listed in Schedule A hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

     The Reporting Person is deemed to have obtained beneficial ownership of the Shares in connection with a Stockholders Support Agreement to which it is a party (described in item 4). Except in connection with the Merger (as described below), the Reporting Person has not expended, and does not expect to expend, funds in connection with its deemed beneficial ownership of the Shares. To the best of the Reporting Person’s knowledge, no person named in Annex A hereto has expended, nor expects to expend, funds in connection with the Reporting Person’s deemed beneficial ownership of the Shares.

Page 3 of 8 Pages

Item 4. Purpose of Transaction.

     (a) – (j) On April 14, 2005, the Reporting Person and Stantec Consulting California Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with the Issuer. The Merger Agreement provides, among other things, that on the second business day following the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the California Corporations Code (“California Law”), the Issuer will be merged with and into Merger Sub (the “Merger”). As a result of the Merger, Merger Sub will continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of the Reporting Person. The Merger Agreement is included as Exhibit 1 hereto.

     At the Effective Time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of the Issuer, Shares owned by the Reporting Person or any direct or indirect subsidiary of the Reporting Person, unvested restricted Shares and Shares which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded and perfected appraisal rights for such Shares in accordance with California Law (“Dissenting Stockholders”)) shall be canceled and converted into the right to receive (i) US$11.00 in cash, (ii) 0.23 common shares of the Reporting Person and (iii) common shares of the Reporting Person equal to US$5.50 divided by simple average of the daily weighted average sales price of Parent Common Stock on the Toronto Stock Exchange for each of the 20 consecutive trading days ending on (and including) the second trading day prior to the Effective Time.

     At the Effective Time, the directors and officers of Merger Sub shall be the directors and officers of the Surviving Corporation and the certificate of incorporation and bylaws of Merger Sub will be the certificate of incorporation and bylaws of the Surviving Corporation.

     In connection with the Merger, it is expected that the Shares will be delisted from the Nasdaq and will be deregistered under federal securities laws.

     Concurrently with entering into the Merger Agreement, the Reporting Person and Merger Sub entered into a Stockholders Support Agreement, dated as of April 14, 2005 (the “Stockholders Support Agreement”), with Aram H. Keith, Margie R. Keith and the Aram H. Keith and Margie R. Keith Revocable Trust dated October 23, 1989 (the “Stockholders”). The purpose of the Stockholders Support Agreement is to facilitate and increase the likelihood that the Merger will be consummated. As a result of the Stockholders Support Agreement, the Reporting Person is deemed to share voting power over the Shares beneficially owned by the Stockholders. The Stockholders Support Agreement is included as Exhibit 2 hereto.

     Pursuant to the Stockholders Support Agreement, the Stockholders, among other things, have granted an irrevocable proxy to the Reporting Person to vote, at any meeting of the stockholders of the Issuer, all of such Stockholder’s 1,366,217 Shares (i) in favor of the approval of the Merger Agreement, (ii) against any action, agreement or transaction (other than the Merger Agreement or the Merger) or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or that could result in any of the conditions to the Issuer’s obligations under the

Page 4 of 8 Pages

Merger Agreement not being fulfilled, and (iii) in favor of any other matter necessary to the consummation of the Merger and considered and voted upon by the stockholders of the Issuer.

     References to and descriptions of the Merger Agreement and the Stockholders Support Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the Stockholders Support Agreement, which are attached as exhibits to this Statement and incorporated by reference in this Item 4.

     To the best of the Reporting Person’s knowledge, this item does not apply to any person named in Annex A hereto.

Item 5. Interest in Securities of the Issuer.

     (a) and (b) As a result of the Stockholders Agreement, the Reporting Person is deemed to beneficially own the 1,366,217 Shares currently beneficially owned by the Stockholders. Such Shares represent approximately 17.2% of the outstanding Shares (based upon the 7,985,085 Shares reported by the Company to be issued and outstanding as of April 2, 2005 in the Merger Agreement). To the best of the Reporting Person’s knowledge, none of the persons listed in Annex A hereto beneficially owns any Shares.

     (c) - (d) Except as described herein, neither the Reporting Person nor, to the best of its knowledge, any of the persons listed in Schedule A attached hereto, has acquired or disposed of any Shares during the past 60 days. Furthermore, the Reporting Person does not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

     (e) Not applicable.

     References to and descriptions of the Merger Agreement and the Stockholders Support Agreement as set forth in this Item 5 are qualified in their entirety by reference to the Merger Agreement and the Stockholders Support Agreement, which are attached as exhibits to this Statement and incorporated by reference in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or, to the best of its knowledge, any of the persons named in Schedule A hereto, or between the Reporting Person and any other person or, to the best of its knowledge, any person named in Schedule A hereto and any other person with respect to any securities of the Issuer.

Page 5 of 8 Pages

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Agreement and Plan of Merger and Reorganization, dated as of April 14, 2005, among Stantec Inc., Stantec Consulting California Inc. and The Keith Companies, Inc.

2.
Stockholders Support Agreement, dated as of March 14, 2005, among Stantec Inc., Stantec Consulting California Inc., Aram H. Keith, Margie R. Keith and the Aram H. Keith and Margie R. Keith Revocable Trust dated October 23, 1989.

Page 6 of 8 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2005

STANTEC INC.
By:	/s/ Jeffrey S. Lloyd
	Name:	Jeffrey S. Lloyd
	Title:	Vice President and General Counsel

Page 7 of 8 Pages

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

Stantec Inc.

Principal
	Residence/Address of	Occupation/
Name	Principal Employment	Employment	Citizenship
Ronald P. Triffo	Stantec Inc., 10160 – 112 Street, Edmonton, Canada T5K 2L6	Chairman of the Board, Stantec Inc.	Canadian

Anthony P. Franceschini	Stantec Inc., 10160 – 112 Street, Edmonton, Canada T5K 2L6	President & CEO, Stantec Inc.	Canadian

Neilson A. Bertholf Jr.	Phoenix, AZ	Corporate Director	United States

Robert J. Bradshaw	Toronto, Canada	Chairman, Contor Industries Limited	Canadian

E. John Finn	Madision, CT	Corporate Director	United States

William D. Grace	Edmonton, Canada	Corporate Director	Canadian

Susan E. Hartman	Rochester, NY	President and Owner, The Hartman Group	United States

Robert R. Mesel	Kiawah Island, SC	Corporate Director	United States

D.W. Wilson	Stantec Inc., 10160 – 112 Street, Edmonton, Canada T5K 2L6	Vice President and CFO, Stantec Inc.	Canadian

Jeffrey S. Lloyd	Stantec Inc., 10160 – 112 Street, Edmonton, Canada T5K 2L6	Vice President, Secretary and General Counsel, Stantec Inc.	Canadian

Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description
1.	Agreement and Plan of Merger and Reorganization, dated as of April 14, 2005, among Stantec Inc., Stantec Consulting California Inc. and The Keith Companies, Inc.

2.
Stockholders Support Agreement, dated as of March 14, 2005, among Stantec Inc., Stantec Consulting California Inc., Aram H. Keith, Margie R. Keith and the Aram H. Keith and Margie R. Keith Revocable Trust dated October 23, 1989.